SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 5, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systèmes S.A. is furnishing under cover of Form 6-K a press release dated September 5, 2006 announcing the release of Version 5 Release 17 of their Product Lifecycle Management portfolio.

Dassault Systèmes and IBM Announce
Version 5 Release 17 of their
Product Lifecyle Management (PLM) Portfolio

   Collaborative innovation from concept through manufacturing

Paris, France, September 5, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and IBM today announced the release of Version 5 Release 17 (V5R17) of their Product Lifecycle Management (PLM) portfolio, comprised of CATIA for collaborative product development, ENOVIA VPLM and ENOVIA SmarTeam for collaborative lifecycle management. Dassault Systèmes also announced DELMIA V5R17 for virtual production and its V5R17 PLM sourcing solutions (Collaborative Enterprise Sourcing — CES) for ENOVIA VPLM. V5R17 delivers on DS and IBM’s PLM strategy for business process optimization, value chain innovation, engineering to manufacturing cycle streamlining, intellectual capital growth and standards adoption.

“V5R17‘s unique virtual community enables integration between stakeholders in the product development chain, facilitating the reuse and sharing of knowledge,” noted Dominique Florack, executive vice-president, Strategy and R&D, Dassault Systèmes. “V5R17 delivers unequalled benefits for manufacturing and sourcing to all industries, while expanding coverage of engineering processes. V5R17 extends V5 openness, offering major XML enhancements through its combined 3DXML and web services strategy, for large deployments in our customers’ ecosystems.”

Walter Donaldson, General Manager, Product Lifecycle Management, IBM, said, “Leveraging product information to align product development processes with business strategy is a key challenge for our customers. V5R17 reinforces our ability to help customers grow their businesses by deploying innovative solutions that drive efficiency, productivity and overall success in the marketplace. IBM’s breadth of business transformation skills, SOA infrastructure, middleware, hardware and services combine perfectly with V5R17 to deliver on the promise of enterprise-level PLM and improve the entire business operation.”

“We recognize that DELMIA has introduced a paradigm shift with the latest release. As a Body-in-White planner, the new possibilities in resource and layout planning are very interesting for me. With these, DELMIA closes the loop between early product evaluation and process planning – where we already use DELMIA in production – and resource oriented capacity planning, in context, with the manufacturing layout. With selected suppliers, we are currently evaluating the benefits that we would get in deploying the new release,” said Holger Schanz, Teamleader Digital Body-in-White Planning DaimlerChrysler.

V5R17 Brand Highlights: for detailed V5R17 brand information, visit http://www.3ds.com/V5R17 or http://www.ibm.com/solutions/plm

CATIA V5R17 boosts innovation for product excellence – CATIA V5R17 extends end-to-end industry process coverage through major enhancements in 3D electrical harness flattening, and the increased efficiency of CATIA Machining NC programming and simulation. This significantly reduces overall manufacturing process time. New core styling enhancements allow for rapid exploration of design ideas while permitting last-minute styling modifications. Design productivity is significantly improved with a breakthrough auto-filleting capability that enables automotive powertrain and chassis designers to dramatically save time. ENOVIA’s key enhancements in the VPM Navigator and in the VPLM/SmarTeam reconciliation capabilities foster relational design and concurrent working across the extended enterprise. CATIA V5R17 extends the 3D master approach with new capabilities, enabling the fast and convenient display of tolerances and annotations in a familiar drawing layout within the 3D environment. 3D XML now includes automation support, finite elements analysis (FEA) results and materials rendering.

ENOVIA VPLM V5R17 extends the power of collaboration with integrated PLM sourcing — In V5R17 Collaborative Enterprise Sourcing (CES)* combines engineering and sourcing functions into one collaborative desktop environment, enabling design for supply, parts reuse and obsolescence management early on and throughout the product lifecycle. The new release enhances versioning and embeds advanced effectivity and configuration management in VPM Navigator, dramatically improving designer productivity. V5R17‘s ad-hoc review and dynamic approval capabilities provide more flexible business process support, allowing an organization to respond more rapidly to the demands of global collaboration and competition. Broader utilization and proliferation of 3D XML data leverages and extends the power of 3D beyond engineering communities.

ENOVIA SmarTeam V5R17 accelerates product development collaboration across the engineering chain — V5R17 adds breakthrough flexibility to product structure management, significantly accelerating engineering processes across disciplines. Out-of-the-box Express packages cost-effectively drive rapid PLM adoption and immediate ROI for SMBs. V5R17‘s best-in-class CATIA V5 integration and reconciliation deliver greater robustness, optimizing design collaboration and OEM-supplier interaction. With a newly designed Web user interface that optimizes the user experience, V5R17 extends collaborative benefits to remote users. Enriched support for digital mock-up, 3D XML and security enhancements further foster enterprise knowledge-sharing and decision-making. Latest CAD certifications maximize collaborative engineering scenarios for multi-CAD organizations.

DELMIA V5R17 accelerates collaborative manufacturing — DELMIA V5R17 introduces the V5-based Product Process and Resource (PPR) family of products for unified V5 access on the product, process and resources stored in the Manufacturing Hub. This allows DELMIA users to navigate and author manufacturing information in the context of the product definition and under lifecycle, effectivity and configuration control. V5R17 boosts productivity in the body-in-white automotive process for OEMs and their suppliers, with concurrent process planning, integrated Gantt charts, and intuitive assembly line resources management. V5R17 leverages the design engineer’s specifications to automatically generate detailed shop floor instructions, significantly reducing authoring time, eliminating errors and improving accuracy. With V5R17, DELMIA is delivering highly focused solutions for the small and medium-sized enterprise in Work Instruction Authoring and Human Task Simulation and Analysis, optimizing return on investment. Process coverage is broadened through new CAA applications in the domains of robotic coatings, inspection, off-line and on-line programming and integration with Manufacturing Execution Systems (MES).

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About IBM
To know more about IBM and PLM, visit http://www.ibm.com/solutions/plm

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial

* Available through Dassault Systèmes

processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product ˜ SolidWorks for 3D mechanical design ˜ DELMIA for virtual production ˜ SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

IBM Press Contact:	Dassault Systèmes Press Contacts:
Zohra Dali	Derek Lane (Americas)
+33 6 71 92 71 87	+1(818) 673-2243
zohradali@fr.ibm.com	derek lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko igarashi@ds-jp.com

Stephen May (EMEA)
+33 1 55 49 89 00
stephen _mayl@ds-fr.com
Financial Dynamics:
Isabelle Noir
+33 1 47 03 68 19
isabelle.noir@fd.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: September 5, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration